Exhibit 2

18 December 2012

WPP plc

Return to the United Kingdom

Jersey Court approves Scheme of Arrangement

WPP plc (“WPP”) announces that, at a hearing of the Jersey Court held earlier today, the Jersey Court sanctioned (without modification) the Scheme of Arrangement in relation to the introduction of a new Jersey incorporated and United Kingdom tax resident parent company (“New WPP”), as proposed in WPP’s circular dated 13 November 2012 (the “Scheme Circular”) and as approved by WPP Share Owners on 11 December 2012.

It is expected that the Scheme will become effective on 2 January 2013 and that the New WPP Shares will be admitted to the premium segment of the Official List and dealings in the New WPP Shares will commence on the London Stock Exchange’s main market for listed securities at 8.00 a.m. (London time) on 2 January 2013. It is also expected that dealings in New WPP ADSs will commence on NASDAQ at the opening of business (New York time) on 2 January 2013.

As a result of the Scheme becoming effective, New WPP will own the entire issued share capital of WPP and New WPP will become the new parent company of the WPP Group.

A further announcement will be made in relation to the Scheme becoming effective.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Scheme Circular.

Merrill Lynch International is acting as sponsor in relation to New WPP’s application for listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, subscribed for, purchased, exchanged or transferred in any jurisdiction in contravention of applicable law.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan		}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

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